UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

For the transition period from _________ to _________.

Commission file number: 001-36452

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

ServisFirst Bank 401(k) Profit Sharing Plan and Trust

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ServisFirst Bancshares, Inc.

2500 Woodcrest Place, Birmingham, Alabama	35209
(Address of principal executive offices)	(Zip code)

SERVISFIRST BANK 401(k) Profit Sharing Plan and Trust

Financial Statements and Supplemental Schedule

As of and for the years ended December 31, 2017 and 2016

(With Report of Independent Registered Public Accounting Firm)

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Plan Benefits –
December 31, 2017 and 2016	4

Statements of Changes in Net Assets Available for Plan Benefits –
Years ended December 31, 2017 and 2016	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - December 31, 2017	11

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Fiduciary Investment and Administrative Committee of ServisFirst Bank and the Audit Committee of ServisFirst Bancshares, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the ServisFirst Bank 401(k) Profit Sharing Plan & Trust (the "Plan") as of December 31, 2017 and 2016, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016 and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

We have served as the Plan's auditor since 2017.

Atlanta, Georgia

May 30, 2018

3

SERVISFIRST BANK 401(k) PROFIT SHARING PLAN AND TRUST

Statement of Net Assets Available for Plan Benefits

December 31, 2017 and 2016

	2017	2016
Investments, at fair value	$27,334,129	$20,155,897

Investments, at contract value	1,049,148	939,293

Receivables:
Company contributions	8,280	-
Notes receivable from participants	-	93

Net assets available for plan benefits	$28,391,557	$21,095,283

See accompanying notes to financial statements.

4

SERVISFIRST BANK 401(k) PROFIT SHARING PLAN AND TRUST

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2017 and 2016

	2017	2016
Additions
Investment income:
Net appreciation in investments	$2,884,471	$1,009,126
Interest and dividends	573,100	231,268
Total investment income	3,457,571	1,240,394

Interest income from notes receivable from participants	-	95
Net investment and interest income	3,457,571	1,240,489

Contributions:
Company	1,429,157	1,294,506
Participants	2,487,848	2,228,171
Rollovers	1,056,611	886,348
Total contributions	4,973,616	4,409,025

Total additions	8,431,187	5,649,514

Deductions
Benefits paid to participants and beneficiaries	998,175	581,477
Plan expenses	136,738	118,999
Total deductions	1,134,913	700,476

Net increase in net assets available for plan benefits	7,296,274	4,949,038

Net assets available for plan benefits:
Beginning of year	21,095,283	16,146,245
End of year	$28,391,557	$21,095,283

See accompanying notes to financial statements.

5

SERVISFIRST BANK 401(k) PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

(1)      Description of Plan

The following description of the ServisFirst Bank 401(k) Profit Sharing Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of ServisFirst Bank (the “Company”) who have attained age 21 except union employees whose employment is governed under a collective bargaining agreement and certain nonresident aliens who have no earned income from sources within the United States. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants contribute a percentage of pretax and Roth after-tax annual compensation (as defined by the Plan), not to exceed federal limits. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes a safe harbor matching contribution equal to 100 percent of participant salary deferrals that do not exceed 4% of compensation. The Company may also contribute discretionary matching or profit sharing contributions as determined by the Company’s Board of Directors. No such discretionary contribution was made in 2017 or 2016.

Investment Options

Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers investments in various mutual funds, a pooled separate account, a stable value investment contract and the common stock of ServisFirst Bancshares, Inc., the Company’s parent company.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and Plan earnings or losses from that account’s investment activities. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administration

The Plan is administered by the Senior Vice President of Human Resources of the Company (the “plan administrator”). The plan administrator is responsible for general administration of the Plan and interpretation and execution of the Plan’s provisions.  Two executive officers of the sponsoring company serve as Plan trustees. Lincoln Financial Group Trust Company, LLC (“Lincoln Financial”) served as custodian of the Plan’s assets for 2017 and for 2016.

Payment of Benefits

On termination of service due to separation, death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. A participant may also elect installment payments over a fixed reasonable period of time for required minimum distributions only. A participant may obtain an in-service or hardship withdrawal from his or her tax-deferred contributions subject to certain conditions and penalties (as defined by the Plan).

Vesting

Participants are immediately vested in their voluntary and safe harbor matching contributions plus actual earnings thereon. Vesting in the Company discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100 percent vested in discretionary contributions after five years of credited service.

6

Forfeited Accounts

Forfeitures of terminated, nonvested participant accounts may first be used to pay Plan expenses and then may be used to reduce current or future Company discretionary contributions or reallocated to participant accounts as an additional Company contribution. At December 31, 2017, forfeited non-vested accounts totaled $3,788.  All forfeitures were used during 2017.

Notes Receivable from Participants

Notes receivable from participants are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates. Principal and interest are paid ratably through weekly payroll deductions. Effective January 1, 2013, the Plan was amended to no longer allow new loans from the Plan. Notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Company contributions.

Administrative Expenses

Certain administrative expenses, including accounting fees, have been paid by the Company. Contract administrative fees are paid by the Plan.

(2)      Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition

Investments are reported at fair value, except for fully benefit-responsive investment contracts which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. Management of the Company determines the Plan’s valuation policies utilizing information provided by the investment advisers and trustees. See Note 3 and Note 4 for discussion of fair value and contract value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Plan provides for investments in various investment securities that in general are exposed to various risks, such as interest rate, credit and overall market liquidity. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

7

Subsequent Events

The Plan has evaluated subsequent events through May 30, 2018, the date the Financial Statements were available to be issued.

(3)        Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).

Measurement of fair value under U.S. GAAP establishes a hierarchy that prioritizes observable and unobservable inputs used to measure fair value, as of the measurement date, into three broad levels, which are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables present the Plan’s investments at fair value as of December 31, 2017 and 2016:

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$25,561,184	$-	$-	$25,561,184
Common stock of ServisFirst Bancshares, Inc.	1,704,639	-	-	1,704,639
Total assets in the fair value hierarchy	$27,265,823	$-	$-	$27,265,823
Investments measured at NAV:
Pooled separate account (1)				68,306
Investments at fair value				$27,334,129

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$11,099,830	$-	$-	$11,099,830
Common stock of ServisFirst Bancshares, Inc.	931,109	-	-	931,109
Total assets in the fair value hierarchy	$12,030,939	$-	$-	$12,030,939
Investments measured at NAV:
Collective trusts (1)				8,077,108
Pooled separate account (1)				47,850
Investments at fair value				$20,155,897

(1)	In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of assets available for plan benefits.

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2017 and 2016.

8

	Fair Value at December 31, 2017	Fair Value at December 31, 2016	Unfunded commitments	Other Redemption Frequency	Redemption Notice Period
Collective trusts	$-	8,077,108	None	None	None
Pooled separate account	68,306	47,850	None	None	None

The Plan recognizes transfers between the levels as of the actual date of the event or change in circumstances that caused the transfer. There were no gross transfers between the levels for the year ended December 31, 2017.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Mutual funds

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks

Common stocks in the Plan are publicly traded investments, and are valued daily at the closing price reported on the active market on which the individual securities are traded.

Collective trusts

These funds invest in registered investment companies and other collective investment trust funds and are valued at the NAV per share/unit reported at the close of every business day. Quoted prices are determined daily based on the underlying market value of the mutual funds and other securities in the accounts. Net change in fair value of the accounts includes interest, dividends and realized and unrealized gains and losses on investments in the accounts.

Pooled separate account

The Plan invests in a pooled separate account for which quoted prices are not available in active markets for identical instruments. The Plan utilizes the NAV of units, as determined by the custodian, as the estimated fair value. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

(4)       Fully Benefit-Responsive Investment Contract

The Lincoln Stable Value Fixed Account (Fixed Account) is a fully benefit-responsive investment contract issued by the Lincoln National Life Insurance Company, the custodian, with the backing of their general account. As it is not a portfolio of contracts whose yields are based on changes in fair value of underlying assets, this type of investment is considered fairly valued at contract value. The methodology for calculating the interest crediting rate is defined in the contract. Under the terms of the existing contract, the composite crediting rate is currently reset on a quarterly basis and will never be less than the guaranteed minimum interest rate, as defined in the contract. The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments. By definition, the Fixed Account is an investment contract. As a result, the Plan may transact according to the terms defined in the contract at any time. Certain events might limit the availability of the Plan to transact at contract value with the contract issuer. Examples of such events include the Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code (IRC); premature termination of the contract; Plan termination or merger; changes to the Plan’s prohibition on competing investment options; or bankruptcy of the Plan sponsor or other Plan sponsor events (for example divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the participants. In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Examples of such events include an uncured violation of the Plan’s investment guidelines; a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the agreements without the consent of the issuer.

9

(5)       Tax Status

The Company adopted a prototype non-standardized profit sharing plan with a cash or deferral arrangement, which received a favorable opinion letter from the Internal Revenue Service on March 31, 2014, which stated that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and has no income subject to unrelated business income tax. The Plan’s income tax returns for the past three years are subject to examination by tax authorities and may change upon examination.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(6)        Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Because of the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(7)        Related-Party Transactions

Lincoln Financial, the custodian as defined by the Plan, manages investments in its sponsored funds and, therefore, these transactions qualify as exempt party-in-interest transactions. The Plan also invests in shares of the Company’s parent company. The Company is the Plan sponsor; therefore, these transactions qualify as exempt party-in-interest transactions.

During 2017, fees of $136,738 were paid by the Plan to Lincoln Financial and to Qualified Plans, the Plan’s third party administrator, for recordkeeping and administrative services. These transactions qualify as exempt party-in-interest transactions.

10

SERVISFIRST BANK 401(k) PROFIT SHARING PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	ServisFirst Bancshares, Inc.	Employer common stock	**	$1,704,639
	Federated Government Ultrashort Duration Fund	Mutual fund	**	102,075
	Vanguard Intermediate Term Bond Index Fund	Mutual fund	**	1,032,434
	PIMCO Income Fund	Mutual fund	**	545,467
	Blackrock Inflation Protected Bond Fund	Mutual fund	**	193,472
*	Lincoln Secured Retirement Income Account	Pooled separate account	**	68,306
	Blackrock Global Allocation Fund	Mutual fund	**	936,451
	Vanguard Target Retirement Income Fund	Mutual fund	**	416,843
	Vanguard Target Retirement 2015 Fund	Mutual fund	**	795,846
	Vanguard Target Retirement 2020 Fund	Mutual fund	**	1,415,517
	Vanguard Target Retirement 2025 Fund	Mutual fund	**	533,557
	Vanguard Target Retirement 2030 Fund	Mutual fund	**	3,255,221
	Vanguard Target Retirement 2035 Fund	Mutual fund	**	1,784,936
	Vanguard Target Retirement 2040 Fund	Mutual fund	**	1,521,510
	Vanguard Target Retirement 2045 Fund	Mutual fund	**	1,453,681
	Vanguard Target Retirement 2050 Fund	Mutual fund	**	890,073
	Vanguard Target Retirement 2055 Fund	Mutual fund	**	64,449
	Vanguard Target Retirement 2060 Fund	Mutual fund	**	147,708
	Vanguard Value Index Fund	Mutual fund	**	1,901,224
	Vanguard 500 Index Fund	Mutual fund	**	2,794,615
	Vanguard Growth Index Fund	Mutual fund	**	1,167,222
	Vanguard Mid Cap Index Fund	Mutual fund	**	1,240,798
	Vanguard Small Cap Value Index Fund	Mutual fund	**	464,314
	Vanguard Small Cap Growth Index Fund	Mutual fund	**	888,188
	Vanguard REIT Index Fund	Mutual fund	**	539,276
	Vanguard Developed Markets Index Fund	Mutual fund	**	437,490
	American Funds Europacific Growth Fund	Mutual fund	**	644,160
	JP Morgan Emerging Markets Equity Fund	Mutual fund	**	394,657
				$27,334,129

*	Lincoln Stable Value Account	Investment contract	**	1,049,148
				$28,383,277

*	Parties-in-interest to the Plan.
**	Cost information omitted for participant directed investments.

11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SERVISFIRST BANCSHARES, INC.

Date: May 30, 2018	By	/s/ William M. Foshee
William M. Foshee
Chief Financial Office

12

EXHIBIT INDEX

23.1	Consent of Dixon Hughes Goodman LLP, Independent Registered Public Accounting Firm

13